July 31, 2008

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	CIT Group Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for the Period Ended March 31, 2008 Filed May 12, 2008 File No. 001-31369

Dear Mr. Webb:

This is to confirm the conversation yesterday between Abigail Arms of Shearman & Sterling, counsel to CIT, and Justin Dobbie of your office, in which Mr. Dobbie agreed to extend CIT’s time to respond to your comment letter, dated July 16, 2008, from July 30, 2008 to August 15, 2008. Thank you for your consideration in agreeing to this extension.

Sincerely,

/s/ Joseph M. Leone
Joseph M. Leone Vice Chairman & Chief Financial Officer